Exhibit (a)(22)

Subject: GSK and HGS Announce Agreement

Dear HGS Colleagues,

Today marks a milestone in HGS history. Earlier today, we announced that we have entered into an agreement under which GSK will acquire all of the outstanding shares of HGS common stock for $14.25 per share in cash, or $3.6 billion on an equity basis. This transaction is a testament to all that you have achieved and marks a turning point for all of us. Attached for your reference is a copy of the press release.

GSK is a leading global healthcare company, with a history of treating major diseases dating back to the eighteenth century. Its mission is to improve the quality of human life by enabling people to do more, feel better and live longer. As you know, HGS has had a long and productive working relationship with GSK. We are confident that our assets and many of our people will become part of GSK, thrive, and do much good for patients – including realizing the full potential of BENLYSTA and other products in our pipeline for the benefit of those battling serious disease around the world.

Having conducted a thorough analysis of our strategic alternatives, the HGS Board and management team have concluded that this transaction is the right decision for our company. As part of GSK, we will have access to greater resources and growth opportunities. HGS employees who are also stockholders will also benefit from the premium to be paid for HGS shares.

As you can appreciate, we are in the early stages of this process and there is still a lot of work to be done in the days ahead. Given the history of our companies, we anticipate a smooth integration. As we have more information about the transition and integration plans in the coming weeks, we will provide you with an update. As always, we are committed to treating employees fairly and we are committed to keeping you updated on important developments.

We expect the transaction to close in the next few weeks, subject to customary closing conditions and successful completion of a tender offer for HGS shares. Until that time, HGS and GSK will continue to operate as independent companies, and we need you to attend to our ongoing priorities at HGS. The most important thing for you to do is to continue to perform your job with the same level of dedication, focus and excellence as always.

It is likely that today’s news will lead to increased interest in HGS, and it is important we speak with one voice. Questions from investors should be referred to Claudine Prowse at claudine_prowse@hgsi.com or 301-315-1785. If you receive inquiries from the media or other interested parties, please refer them to Jerry Parrott at jerry_parrott@hgsi.com or 301-315-2727. We will make every effort to keep you informed throughout this process with periodic updates.

Thank you for all you do, and have done, to make our company successful. I am very proud of the progress that HGS has made since our founding in 1992, and I would like to thank each of you for your hard work and dedication. We have built a great company and the breakthrough results we have achieved enhance the lives of thousands of people around the world. I hope you will join me in embracing the new opportunities that lay ahead of us.

Watch for an invitation to an All Employee Meeting that we will hold later this week – it will be an opportunity to honor you and to discuss what you can expect from here.

Regards,

Tom

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This announcement includes statements that are forward-looking. These forward-looking statements are based on our current intentions, beliefs and expectations regarding future events. We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this announcement, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Some important factors that could cause our actual results to differ from our expectations in these forward-looking statements include: our lack of commercial experience and dependence on the sales growth of BENLYSTA; any failure to commercialize BENLYSTA successfully; the occurrence of adverse safety events with our products; changes in the availability of reimbursement for BENLYSTA; the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of our pipeline products, including darapladib and albiglutide, and new indications for existing products; uncertainty as to the future success of darapladib and GSK’s ability to develop and commercialize darapladib; substantial competition in our industry, including from branded and generic products; the highly regulated nature of our business; uncertainty regarding our intellectual property rights and those of others; the ability to manufacture at appropriate scale, and in compliance with regulatory requirements, to meet market demand for our products; our substantial indebtedness and lease obligations; our dependence on collaborations over which we may not always have full control; foreign exchange rate valuations and fluctuations; the impact of our acquisitions and strategic transactions; changes in the health care industry in the U.S. and other countries, including government laws and regulations relating to sales and promotion, reimbursement and pricing generally; significant litigation adverse to the Company, including product liability and patent infringement claims; our ability to attract and retain key personnel; increased scrutiny of the health care industry by government agencies and state attorneys general resulting in investigations and prosecutions; risks and uncertainties associated with the merger agreement and related tender offer by GSK; and the outcome of any litigation related to the merger agreement and related tender offer by GSK.

The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the amended tender offer commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., HGS will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com, or stockholders may call HGS’ Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.